Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES $7 MILLION BOUGHT DEAL PRIVATE PLACEMENT

July 7, 2011

VANCOUVER, BRITISH COLUMBIA – Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce that it has entered into an engagement letter with a syndicate of Underwriters (the “Underwriters”) for the offering, on a private placement basis, of 4,400,000 common shares of Kimber (the "Shares") at a price of C$1.60 per Share, for gross proceeds of C$7,040,000 ( the "Offering"), with a "bought deal" commitment by the Underwriters, subject to certain conditions.

Kimber has also granted the Underwriters an over-allotment option to purchase up to an additional 660,000 Shares exercisable up to 48 hours prior to the closing of the Offering. The Underwriters will be paid a cash commission of 6.5% of the gross proceeds of the Offering, including proceeds raised upon exercise of the over-allotment option.

Completion of the Offering is subject to certain conditions, including approval by NYSE AMEX, the Toronto Stock Exchange and other regulatory agencies. All securities issued pursuant to the Offering will be subject to a four-month hold period and will be issued on a private placement basis in such jurisdictions where permitted by applicable law. The Offering is expected to be completed on or about July 26, 2011.

The net proceeds of the Offering will be used for exploration and development at the Monterde property, including a pre-feasibility study and continued drilling, and for general corporate and working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall any sale of the securities take place in any jurisdiction in which such offer, solicitation or sale is prohibited. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons or persons in the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. As used herein “United States” and “U.S. Person” have the meaning given such terms in Regulation S under the U.S. Securities Act.”

About Kimber
Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the updated Preliminary Assessment for Monterde in 2011 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577
Email: news@kimberresources.com

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the anticipated completion of the Offering, and the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.